ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES

Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends and Ratio of Earnings To Fixed Charges (Unaudited)

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the years shown:

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Net income (loss) before income taxes and noncontrolling interest(1)	463,793	(836,954)	3,737,911	1,771,812	402,372
Add: Fixed charges (interest expense)(2)	1,096,091	1,338,019	1,533,008	1,560,941	1,362,721
Earnings as adjusted	1,559,884	501,065	5,270,919	3,332,753	1,765,093
Fixed charges (interest expense) + preferred stock dividend	1,168,059	1,409,987	1,604,976	1,600,471	1,379,575
Ratio of earnings to combined fixed charges and preferred stock dividends	1.34	0.36	3.28	2.08	1.28
Ratio of earnings to fixed charges	1.42	0.37	3.44	2.14	1.30

(1) Includes unrealized gains (losses) on Financial Instruments and/or derivatives

(2) Fixed charges include realized gains (losses) on interest rate swaps.